UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

BBVA Creating Opportunities 3Q19 Results October 31st, 2019

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and ts recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

Outstanding value creation and strong capital position 1,154 3Q18 4Q18 1Q19 2Q19 3Q19 Sep-18 Sep-19 Note: The hyperinflation impact in Argentina recorded in 3Q18 has been allocated on a monthly basis in the first nine 9 monthsof 2018 impacting 1Q18,2Q18 and 3Q18 P&L and balance sheet figures. 3Q18 figures include BBVA Chile recurrent operations (sale closed on July 6th;.

3Q19 Highlights 01 Robust growth in core revenues Nil (€constant) + 3.2% VS.3Q18 FEES (€constant) “E 3.4% VS.3Q18 02 Excellent operating income growth and efficiency OPERATING INCOME 9.3 % vs. 3Q18 (€ const. COST TO INCOME (YTD) 48 . “7% -75 bps vs. 12M18 (€ const 03 Sound risk indicators NPL RATIO 3.90% -23 bps vs. Sep18 COVERAGE RATIO CoR(YTD) 75% 1.01% +257 bps vs. Sep18 +11 bps VS.9M18 04 Strong capital position CET1 FL 11 WITHINTHE 11.00% +4 bps vs. jun-19 TARGETRANGE 05 Outstanding delivery on shareholder value creation ROTE (YTD) 12.2% TBV/SHARE + DIVIDENDS (YoY growth) +14.2% Note: Fora better understanding of the financial performance of BBVA Group. in the whole 3Q19 results presentation: 1) BBVA Chile recurrent operations have been excluded in 1Q18.2Q18and 3Q18 (sale closed on July 6th): 2) Capital gams from BBVA Chile sale have been excluded in 3Q18:3)The hyperinflation impact in Argentina recorded in 3Q18 has been allocated on a monthly basis in the first nine 9 months of 2018:4) Unless otherwise stated, period numbers refer to 3Q19. balance/penetration numbers refer to Sepl9.

3Q19 Profit & Loss BBVA Group(€m) 3Q19 Change 3Q19/3Q18% % constant Net Interest Income 4,488 4.1 3.2 Net Fees and Commissions 1,273 8.5 6.4 Net Trading Income 351 65.5 76.1 Other Income & Expenses 22 -41.3 -69.1 Gross Income 6,135 6.9 5.9 Operating Expenses -2,946 4.2 2.2 Operating Income 3,189 9.6 9.6 Impairment on Financial Assets -1,187 16.0 17.6 Provisions and Other Gains and Losses -117 -26.5 -23.7 Income Before Tax 1,886 9.1 8.0 Income Tax -488 16.3 12.6 Non-controlling Interest -173 12.3 9.4 Net Attributable Profit ex-BBVA Chile 1,225 6.1 6.1

9M19 Profit & Loss BBVA Groupccm) 9M19 Change 9M19/9M18% % constant Net Interest Income 13,475 6.3 7.1 Net Fees and Commissions 3,743 3.4 3.8 Net Trading Income 893 2.6 3.9 Other Income & Expenses 13 -90.2 -89.7 Gross Income 18,124 4.8 5.5 Operating Expenses -8,820 2.9 3.2 Operating Income 9,304 6.6 7.9 Impairment on Financial Assets -2,964 14.5 16.2 Provisions and Other Gains and Losses -402 68.9 72.7 Income Before Tax 5,938 0.7 1.7 Income Tax -1,623 0.2 0.4 Non-controlling Interest -648 -0.7 12.4 Net Attributable Profit ex-BBVA Chile 3,667 1.2 0.5 Robust growth in core revenues NET INTEREST INCOME (€M CONSTANT) NET FEES AND COMMISSIONS (€M CONSTANT) + 3.2% + 6.4% Growth despite challenging macro, low interest rates and lower contribution from CPI Linkers 1,209 1,226 1,204 1.251 Strong fee generation across the board NET TRADING INCOME (€M CONSTANT) GROSS INCOME (€M CONSTANT) r T / o. 1 /O Impacted by Prisma sale 219 310 1 399 1 109 386 1 1 1 1 â– 1 3Q18 4Q18 1Q19 2Q19 3Q19 Positively impacted by better Global Markets results Supported by core revenues and NTI

Excellent operating income growth and efficiency GROUP OPERATING JAWS (9M YoY (%); (€ CONSTANT)) GROUP OPERATING INCOME (YoY (%); (€M CONSTANT))—+7.9% 9,304 63.5% Core Operating Revenues expenses Average

Sound risk indicators FINANCIAL ASSETS IMPAIRMENTS (€M CONSTANT) + 17.6% COST OF RISK (YTD (%)) 0.91% 1.02% 1.06% 0.91% 1.01% 3Q18 4Q18 1Q19 2Q19 3Q19 NPLs (€BN)—0.6 €bn 17.1 Sep-18 Dec-18 Mar-19 Jun-19 NPL& COVERAGE RATIOS (%) 73% 73% 74% 75% 75% COVERAGE 4.1% NPL 3.9% 3.9% 3.8% 3.9% Sep-18 Dec-18 Mar-19 Jun-19 Sep-19

Strong capital position CET1 FULLY-LOADED—BBVA GROUP QUARTERLY EVOLUTION (%, BPS) +4 bps 11.52% 1 34 bps -17 bps -8 bps -5 bps 11.56% 1 â– Jun-19 Net Earnings Dividends & ATI coupons RWAs (constant Euros) Others1 â– Sep-19 (1) Others includes market related impacts such as FX impact, mark to market of the Held To Collect and Sell portfolios, among other items. ATI AND TIER 2 BUCKETS ALREADY COVERED SEP-19, FULLY-LOADED (%) BBVA European Peer Group Average European Peer Group: BARC. BNPP, CASA. CS, CMZ. DB, HSBC. ISP. LBG. RBS. SAN. SG. UBS. UCG. European Peer Group figures as of Jun-19 BBVA figures as of Sep-19. CET1 FL within the target range

Outstanding delivery on shareholder value creation BBVA European Peer Group Average 2018 figures include BBVA Chile recurrent operations (sale closed on July 6th) European Peer Group: BARC. BNPP. CASA, CS. CMZ. DB. HSBC. ISP. LBG. RBS. SAN. SG. UBS. UCG. European Peer Group figures as of Jun-19. BBVA figures as of Sep-19.

Leading digital transformation

Transformation boosting digital sales and client acquisition DIGITAL SALES (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV1) First bank in Spain providing full digital onboarding for SMEs targeting more than 650K potential new clients Figures have been restated in order to includecredit card related financing solutions and FX. Group figures exclude Venezuela and Chile. (1) Product Relative Value as a proxy of a better economic representation of units sold.

The impact of transformation: Mexico 1 1 (Sep-17 vs Sep-19) iri GROWTH Acquiring more clients and increasing sales ENGAGEMENT Resulting in higher client satisfaction and retention 2.lMn ACTIVE INCREMENTAL CLIENTS NPS #iQ BBVA 1% NETWORK FTEs YTD SALES GROWTH (9M17/9M19 PRV) ATTRITION RATE (INDEX) +14% -54% MIGRATION TO MORE EFFICIENT CHANNELS (COST PER TRANSACTION. INDEX) 100 -78% 100 _ +131% E2E Digital 46 9M17 9M19 Non-Digital Clients Digital Clients Transactions (#), 9M19 vs 9M17 Teller -13% 22 â– ATM +20%

Profit & Loss (€m) 3Q19 A (%) vs 3Q18 9M19 A(%) vs 9M18 Net Interest Income 913 -1.1 2,721 -1.9 Net Fees and Commissions 442 5.2 1,287 1.3 Net Trading Income 30 -28.2 121 -62.5 Other Income & Expenses 105 21.1 177 42.5 Gross Income 1,489 1.3 4,307 -4.2 Operating Expenses -813 -2.1 -2.441 -3.0 Operating Income 676 5.7 1,866 -5.6 Impairment on Financial Assets -131 77.1 -106 -63.0 Provisions & other gains (losses) -83 -41.3 -271 30.0 Income Before Tax 462 8.9 1,489 0.6 Income Tax -131 67.4 -423 9.3 Net Attributable Profit 330 -4.3 1,064 -2.5 YtD -2.1% r YoY €Bn 162.9 -0.8% Mortgages â– 72.5 -3.9% Consumer + Credit I Cards â–13.0 +15.6% Very small businesses 113.5 +2.4% Other Commercial | 16.4 +6.2% Corporates + Cl B -1.7% -8.0% Others â–10.2 +2.8% KEY RATIOS CUSTOMER SPREAD (%) Yield on loans 2 01 2.06 2.05 » » ?.oo 1.93 199 Customer spread Cost of deposits 0.08 0.06 0.05 • • ASSET QUALITY RATIOS (%) YtD -0.1% YoY €Bn 245.4 +1.8% Demand Deposits Time Deposits Off-BS Funds 148.6 +7.2% 32.0 -16.5% +0.9% Lending1 Cust. Funds Note: Activity excludes repos. (I) Performing loans under management. Loans: growth in most profitable retail segments offset by mortgages and public sector deleverage. Nil in line with expectations: positive performance of commercial activity more than offset by lower ALCO contribution and IFRS16 impact. Fees: strong growth in 3Q, mainly thanks to Corporate and Investment Banking (CIB). Costs continue to go down. Asset quality: 3Q CoR increase due to extraordinary write-offs in Real Estate. Stable underlying trends.

USA Profit & Loss (€m constant) 3Q19 ^Constant vs3Q18(%) 9M19 A Constant vs9M18(%) v A Current S9M18(%) Net Interest Income 588 -2.8 1,813 2.4 8.9 Net Fees and Commissions 167 10.2 489 2.5 9.0 Net Trading Income 58 176.3 139 88.0 99.8 Other Income & Expenses 3 n.s. 2 n.s. n.s. Gross Income 816 5.6 2.442 5.3 11.9 Operating Expenses -488 -1.7 -1,454 -0.3 6.0 Operating Income 328 18.9 989 14.7 21.9 Impairment on Financial Assets -118 49.7 -406 177.1 194.6 Provisions & other gains (losses) 10 487.8 5 -66.4 -64.3 Income Before Tax 221 10.9 588 -19.5 -14.4 Income Tax -43 12.6 -110 -28.7 -24.2 Net Attributable Profit 178 10.5 478 -17.0 -11.8 KEY RATIOS CUSTOMER SPREAD (%) ASSET QUALITY RATIOS (%) 4.65 5.04 4.93 â– a 3^99 4~08 Customer spread 0.66 °~6 3.91 1.02 • Cost of deposits 3Q18 2Q19 3Q19 Yield on loans 3Q18 2Q19 3Q19 ACTIVITY (SEP-19) (constant €) * Loan growth deceleration to 1.4% YoY, explained partially by the slowdown in consumer loans. a Deposits +4% YoY and mix improvement. » Nil: QoQ decrease due to lower rates and still high deposit Betas. » Positive jaws with flat operating expenses. i Asset quality: CoR trending down in 3Q, already within the 80-90 bps 2019 guidance.

Profit & Loss (€m constant) 3Q19 ^Constant vs3Q18(%) 9M19 A Constant vs9M18(%) A Current vs9M18(%) Net Interest Income 1,554 4.0 4,599 6.5 11.9 Net Fees and Commissions 330 3.8 952 0.6 5.7 Net Trading Income 106 91.1 241 15.4 21.3 Other Income & Expenses 19 -61.2 121 -12.5 -8.0 Gross Income 2,008 4.8 5,912 5.3 10.7 Operating Expenses -667 5.1 -1,958 4.8 10.2 Operating Income 1,341 4.7 3,954 5.6 11.0 Impairment on Financial Assets -420 18.6 -1.238 11.6 17.3 Provisions & other gains (losses) -5 -80.4 -14 n.s. n.s. Income Before Tax 917 1.5 2,702 1.2 6.4 Income Tax -240 -4.9 -737 0.0 5.1 Net Attributable Profit 677 3.9 1,965 1.7 6.9 (constant €) €Bn 55.4 Mortgages Consumer Credit Cards SMEs Other Commercial Public sector YoY KEY RATIOS CUSTOMER SPREAD (%) Yield on loans ASSET QUALITY RATIOS (%) 149.5 147.7 neo €Bn YoY +5.4% 76.0 +6.9% 10.5 +10.3% 8.7 +14.2% Demand Deposits 1 5.0 +4.7% 3.5 -2.8% Time 23.8 +2.1% Deposits Off-BS Funds â– 3.8 +5.1% 39.2 +3.8% 12.6 +18.4% 24.2 +6.6% Lending1 Cust. Funds1 (1) Performing loans and Cust. Funds under management, excluding repos, according to local GAAP. • • • 10.66 10.70 10.46 Customer spread 2.11 •— 2.38 2.54 • 12.77 13 08 13.00 Cost of deposits * Nil as the main P&L driver, supported by activity growth and higher contribution from securities. u Loan growth supported by retail, gaining share in mortgages (+19 bps YoY) and consumer loans (+173 bps YoY). « Positive Jaws: Core revenues +5.4% YoY and Opex growth +4.2% YoY, excl. increased contribution to BBVA Foundation. u CoR stable at 298bps, in line with expectations.

Profit & Loss (€m constant) 3Q19 AConstant vs 3Q18 (%) 9M19 AConstant vs9M18(%) A Current vs9M18(%) Net Interest Income 672 -8.4 2,029 6.0 -7.9 Net Fees and Commissions 186 18,2 547 22.3 6.2 Net Trading Income 0 -99.0 -65 n.s. n.s. Other Income & Expenses 7 -48.2 37 -16.6 -27.6 Gross Income 866 -6.8 2,548 4.7 -9.0 Operating Expenses -291 9,6 -886 11.3 -3.3 Operating Income 575 -13.3 1,661 1.5 -11.8 Impairment on Financial Assets -307 -0.2 -645 16.4 1.1 Provisions & other gains (losses) -13 11.3 -34 n.s. n.s. Income Before Tax 255 -25.9 982 -10.5 -22.3 Income Tax -56 -26.8 -209 -13.0 -24.5 Non-controlling Interest -101 -25.4 -393 -9.6 -21.5 | Net Attributable Profit 97 -25.9 380 -10.0 -21.8 (constant €; Bank only) FC TL—Commercial Retail YoY1 12.0 -22.0% -1.9% 10.3 4 5% 13.1 -6 4% Lending2 KEY RATIOS ASSET QUALITY RATIOS (%) Coverage 74.5 75.5 75.5 CoR (YtD) FC—Time Demand TL Time Demand YoY1 -1.0% 13.3 -9 7% 6.6 22.8% 1.4% 12.8 -5.8% 4.1 15.5% Cost. Funds2 (1) FC evolution excluding FX impact. (2) Performing loans andCust. Funds under management, excluding repos, according to local GAAP. « Earnings resilience: 9M19 operating income +1.5% YoY. a Improvement in customer spread both in TL (+138 bps QoQ) and FC. a Nil: 3Q19 impacted by lower contribution from CPI- Linkers (-113 €m vs. 3Q18). a Strong fee income growth. a Costs growing significantly below inflation (18.3%) a CoR better than expected: YTD CoR at 199 bps. vs. 2019 CoR guidance of c.250 bps. 3Q increase due to provisioning of large tickets.

<S) South America Net Attributable Profit (€m constant) 3Q19 A Constant1 A Constant1 vs9M18(%) v A Current s 9M18 (%) vs3Q18(%) 9M19 Colombia 69 29.9 198 18.4 12.2 Peru 55 28.5 153 17.8 22.8 Argentina 52 850.6 117 n.s. n.s. Other2 34 20.4 100 10.0 5.3 South America 211 61.8 569 62.0 45.0 (1) Venezuela mcurrent€m (2) Other includes BBVA Forum. Venezuela. Paraguay. Uruguay and Bolivia South America comparison at constant perimeter(excl. BBVA Chile) KEY RATIOS CUSTOMER SPREAD (%) 1415 16.25 16.30 • * ACTIVITY (SEP-19) (constant €) YtD +6.0% YtD +6.2% r YoY €Bn 35.6 +7.7% €Bn 49.1 +7.1% Colombia 122+5’6% Colombia 14.0 +3.0% Peru 15.0 +7.9% Argentina | 3.3 +19.7% +5.1% Lending1 Peru 116.4 +7.8% Argentina | 5.0 +11.4% Other | +9.2% Cust, Funds Note: Activity excludes repos (1) Performing loans under management * Colombia: Bottom line growth at high-teens, supported by activity, positive jaws and lower impairments. « Peru: double-digit growth in Nil and positive jaws drive bottom line growth at high-teens. « Argentina: positive contribution thanks to Nil growth (due to securities portfolios) and the sale of Prisma stake in 1Q19.

Excellent 3Q Results driven by our unique and diversified footprint and business model Operating income growing at nearly double-digit, with continuous improvement in efficiency Risk indicators in line with expectations Strong capital position with CET1 FL within the target range Outstanding delivery on shareholder value creation with double-digit profitability, at the forefront of our European peer group Ahead of the curve in digital transformation, positively impacting growth, customer engagement and efficiency

BBVA Creating Opportunities Annex 01 Customer spread by 06 country 05 ALCO Portfolio, Nil Sensitivity and LCRs&NSFRs

01 Customer spread by country

Customer spreads: Quarterly evolution 3Q18 4Q18 1Q19 2Q19 3Q19H â– 3Q18 4Q18 1Q19 2Q19 3Q19 Spain 1.93% 1.95% 1.96% 1.99% 2.00% Turkey TL 4.02% 1.12% 2.50% 2.72% 4.10% Yield on Loans 2.01% 2.03% 2.04% 2.06% 2.05% Yield on Loans 17.19% 18.98% 19.02% 19.09% 18.56% Cost of Deposits -0.08% -0.08% -0.07% -0.06% -0.05% Cost of Deposits -13.17% -17.86% -16.52% -16.37% -14.46% USA 3.99% 4.09% 4.19% 4.08% 3.91% Turkey FC1 4.47% 4.35% 4.95% 5.17% 5.25% Yield on Loans 4.65% 4.83% 5.04% 5.04% 4.93% Yield on Loans 7.09% 7.48% 7.47% 7.30% 7.04% Cost of Deposits -0.66% -0.74% -0.84% -0.96% -1.02% Cost of Deposits -2.62% -3.13% -2.52% -2.13% -1.79% Mexico MXN 11.80% 11.76% 11.81% 11.81% 11.59% Argentina 14.15% 14.72% 15.98% 16.25% 16.30% Yield on Loans 14.29% 14.38% 14.50% 14.56% 14.50% Yield on Loans 24.00% 29.09% 28.50% 29.27% 29.36% Cost of Deposits -2.49% -2.62% -2.69% -2.75% -2.91% Cost of Deposits -9.85% -14.37% -12.53% -13.02% -13.06% Mexico FC1 4.10% 4.27% 4.42% 4.31% 4.08% Colombia 6.78% 6.91% 6.76% 6.79% 6.64% Yield on Loans 4.26% 4.46% 4.66% 4.61% 4.44% Yield on Loans 10.99% 11.07% 10.90% 10.88% 10.82% Cost of Deposits -0.15% -0.19% -0.24% -0.31% -0.36% Cost of Deposits -4.21% -4.16% -4.13% -4.09% -4.18% Peru 6.70% 6.69% 6.62% 6.45% 6.33% Yield on Loans 7.84% 7.89% 7.89% 7.85% 7.78% Cost of Deposits -1.14% -1.20% -1.27% -1.40% -1.45%

Customer spreads: YTD evolution 9M18 9M19 Spain 1.94% 1.99% Yield on Loans 2.01% 2.05% Cost of Deposits -0.07% -0.06% USA 3.94% 4.06% Yield on Loans 4.49% 5.00% Cost of Deposits -0.55% -0.94% Mexico MXN 11.91% 11.73% Yield on Loans 14.23% 14.52% Cost of Deposits -2.32% -2.79% Mexico FC1 4.03% 4.27% Yield on Loans 4.16% 4.57% Cost of Deposits -0.13% -0.30% 9M18 9M19 Turkey TL 4.66% 3.12% Yield on Loans 15.67% 18.89% Cost of Deposits -11.01% -15.77% Turkey FC1 4.37% 5.14% Yield on Loans 6.81% 7.27% Cost of Deposits -2.44% -2.13% Argentina 13.36% 16.17% Yield on Loans 21.50% 29.06% Cost of Deposits -8.14% -12.88% Colombia 6.77% 6.73% Yield on Loans 11.18% 10.86% Cost of Deposits -4.41% -4.14% Peru 6.75% 6.46% Yield on Loans 7.88% 7.84% Cost of Deposits -1.13% -1.38% BBVA Creating Opportunities

02 Gross Income breakdown

Gross Income breakdown 9M19 (CONSTANT €) Spain 5,912 €m

Net Attributable Profit evolution

Group—Net Attributable Profit (€M) BUSINESSES +126 €m 4,323 23 33 42 -65 -27 -98 -42 â– I -740 3,667 9M18 BBVA Chile FX Effect Spain USA YoY (%) -2.5 -17.0 (constant €) Mexico Turkey Rest of Eurasia South Corp. Center America (w/o BBVA Chile) 1.7 -10.0 69.1 62.0 9M19 BBVA Creating Opportunities

04 P&L accounts by business unit Rest of Eurasia Corporate Center Colombia Peru Argentina

Rest of Eurasia—Profit & Loss Profit & Loss (€m) 3Q19 A (%) vs 3Q18 9M19 A (%) vs 9M18 Net Interest Income 46 5.9 130 3.6 Net Fees and Commissions 36 4.1 105 -7.6 Net Trading Income 33 48.9 94 21.4 Other Income & Expenses 3 301.7 9 1,006.9 Gross Income 119 17.2 338 6.4 Operating Expenses -71 -4.3 -212 -0.6 Operating Income 48 76.0 126 21.1 Impairment on Financial Assets 4 n.s. -7 -26.2 Provisions & other gains (losses) 9 712.5 10 193.3 Income Before Tax 60 988.7 129 31.2 Income Tax -13 162.0 -27 -29.9 Net Attributable Profit 47 8,640.9 103 69.4

Corporate Center- Profit & Loss Profit & Loss (€m) 3Q19 A (%) vs3Q18 9M19 A (%) vs 9M18 Net Interest Income -61 -11.1 -193 -6.5 Net Fees and Commissions -17 -2.0 -61 22.9 Net Trading Income 20 n.s. -53 -44.1 Other Income & Expenses -14 482.9 0 n.s. Gross Income -72 -43.2 -308 -2.2 Operating Expenses -236 3.6 -718 8.7 Operating Income -308 -13.1 -1,025 5.2 Impairment on Financial Assets 1 469.1 0 642.3 Provisions & other gains (losses) -20 n.s. -64 18.3 Income Before Tax -327 -1.1 -1,089 5.8 Income Tax 47 -48.6 203 -15.9 Net Attributable Profit -275 n.s. -891 489.4

Colombia—Profit & Loss Profit & Loss (€m constant) 3Q19 A (%) vs 3Q18 9M19 oo £ <i 85 > Net Interest Income 210 6.9 623 4.9 Net Fees and Commissions 22 5.0 67 0.9 Net Trading Income 13 -15.9 51 18.3 Other Income & Expenses 3 25.7 12 1.4 Gross Income 247 5.4 753 5.2 Operating Expenses -91 4.1 -270 1.7 Operating Income 156 6.2 483 7.3 Impairment on Financial Assets -41 -32.1 -159 -10.7 Provisions & other gains (losses) -3 n.s. -11 -1.1 Income Before Tax 111 27.4 313 20.0 Income Tax -39 23.5 -107 23.1 Non-controlling interest -3 23.3 -8 18.0 Net Attributable Profit 69 29.9 198 18.4 232 60 44 -6 330 -116 214 -48 4 170 -49 -65

Peru—Profit & Loss

Argentina—Profit & Loss Profit & Loss (€m) 9M19 (reported) Hyperinflation adjustment 9M19 Ex. Hyperinflation Net Interest Income 742 88 654 Net Fees and Commissions 103 12 91 Net Trading Income 214 33 181 Other Income & Expenses -301 -248 -53 Gross Income 758 -115 873 Operating Expenses -337 -54 -283 Operating Income 421 -169 590 Impairment on Financial Assets (net) -168 -10 -158 Provisions (net) and other gains (losses) -30 -2 -28 Income Before Tax 223 -181 404 Income Tax -48 75 -122 Non Controlling Interest -58 34 -92 Net Attributable Profit 117 -72 190 BBVA Creating Opportunities

05 ALCO portfolio, Nil Sensitivity, LCRs&NSFRs

ALCO portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (CBN) 55.4 South America â– 2.6 Mexico 5 5.6 T i I 7.3 Turkey 50.8 51.6 USA |114 Sep-18 Jun-19 Sep-19 September Amort Cost I Fair Value Fair Value 2019 (HTC) 1 (HTC&S) duration (€ Bn) (€ Bn) South America 0.1 3.2 1.6 years Mexico 0.8 4.1 1.4 years Turkey 4 5 4.0 3.6 years USA 5.2 7.0 2.1 years Euro 12.7 9.9 3.2 years Spain 9.5 5.4 Italy 3.0 1.6 Rest 0.2 2.9 (1) Figures excludes SAREB senior bonds (€4.8bn as of Sep-18 and €4 6bn as of Jun-19 and Sep-19) and High Quality Liquid Assets portfolios (€1.7bn as of Sep-18. €11.2bn as of Jun-19 and €11.7bn as of Sep-19). EURO ALCO PORTFOLIO MATURITY PROFILE (CBN) 16.9 EURO ALCO YIELD (SEP-19, %) 2.8 0.8 1.8 0.3 r 1 1 l.2°/c ) 5 J 4Q19 2020 2021 2022 >=2023

Nil sensitivity to interest rates movements ESTIMATED IMPACT ON Nil IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (%) Note: Nil sensitivities calculated using our dynamic internal model with balance sheets as of Aug-19 (Sep-19 for USA). Euro Nil sensitivity to upward rates includes management levers regarding deposit cost and movements from demand deposits to time deposits. Euro Nil sensitivity to downward rates according to the EBA’s “parallel-down” shock scenario. Mexico Nil sensitivity to downward rates also includes pricing management levers (MXN sensitivity-1.6%: USD sensitivity-0.8%).

Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR BOTH SIGNIFICANTLY ABOVE THE 100% REQUIREMENTS AT A GROUP LEVEL AND IN ALL BANKING SUBSIDIARIES SEP-19 1 BBVA Group Euro USA Mexico Turkey S. Amer. LCR 127%(152% ) 144% 144% 135% 174% well >100% NSFR 122% 115% 114% 129% 150% well >100%

Garanti wholesale funding FC liquidity buffers 0 Short Term Swaps 0 Unencumbered FC securities 0 FC Reserves under ROM 0 Money Market Placements

Turkey—Liquidity & funding sources Solid liquidity position: • Improved Total LTD ratio to 96%, decreasing by 2.2 p.p. in 3Q19, driven by improvement both in TRY LTD and Foreign Currency LTD. • Foreign currency loans decreased (-7%) to c. USD 13.1 Bn in 3Q19 • Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 174% vs >100% required in 2019 Limited external wholesale funding needs: USD 9.8 Bn c. USD 10.6 Bn iquidity buffer USD 9.8 Bn otal maturities Note-1: All figures are Bank-only, as of September 2019 Note-2: Total Liquidity (FC and TRY) Buffer is at c. USD 12.1 Bn (1) ROM: Reserve Option Mechanism Ample liquidity buffers and limited wholesale funding maturities in 2019 BBVA Creating Opportunities

Capital and RWAs Capital YTD RWAs by business area

Capital YTD evolution CET1 FULLY-LOADED—BBVA GROUP YTD EVOLUTION (%, BPS) +103 bps 11.34% I Dec-18 -24 bps n.56% Net Earnings Dividend accrual & AT1 Coupons RWAs (constant Euros) Regulatory1 2 impacts Reg. Equivalence Argentina Others Sep-19

Risk-Weighted Assets by business area Breakdown by business area and main countries (€m) Fully-Loaded RWAs Sep-19 Jun-19 Sep-18 Spain 105,866 107,285 107,990 USA 65,902 62,383 62,721 T urkey 58,521 57,551 52,822 Mexico 57,454 55,919 54,498 South America 45,284 43,995 41,578 Argentina 6,070 6,435 7,021 Chile 2,248 2,268 2,119 Colombia 14,051 13,778 13,248 Peru 19,130 17,715 15,247 Others 3,784 3,799 3,943 Rest of Eurasia 17,612 16,405 13,647 Corporate Center 17,992 17,026 10,016 BBVA Group 368,630 360,563 343,271

08 Book Value of the main subsidiaries

Book Value of the main subsidiaries1,2 € BN, SEP 19 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.

09 Digital sales breakdown

Outstanding trend in digital sales across the board (% of total sales YtD, # of transactions and PRV1) GROUP SPAIN USA2 Sep-17 Sep-lS Sep-19 Sep-17 Sep-18 Sep-19 Sep-17 Sep-18 Sep-19 ® SOUTH AMERICA Sep-17 Sep-18 Sep-19 Sep-17 Sep-18 Sep-19 Figures have been restated in order to include credit card related financing solutions and FX. Group and South America figures exclude Venezuela and Chile. (1) Product Relative Value as a proxy of a better economic representation of units sold. (2) Excludes ClearSpend Debit cards.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 31, 2019	By:	/s/ María Ángeles Peláez Morón
	Name:	María Ángeles Peláez Morón
	Title:	Authorized representative